SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of August, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND SEPTEMBER 30, 2006 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2006
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Sep 30,     Sep 30,
                                                         2005        2006        2006

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    298,434$     11,460       1,042
  Due from related parties .........................      99,372     227,232      20,670
  Taxes recoverable and other assets ...............      43,907      22,189       2,018
  Inventories, net .................................           0         932          85
            Total current assets ...................     441,713     261,813      23,815
LONG-TERM RELATED PARTIES ..........................   8,873,643   9,580,448     871,465
INVESTMENT IN SUBSIDIARIES .........................   3,541,422   3,627,609     329,978
OTHER ASSETS, net ..................................      31,953      26,007       2,366
            Total  assets ..........................$ 12,888,731$ 13,495,877   1,227,623

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     151,847     153,205      13,936
  Interest payable .................................         238         264          24
  Trade accounts payable ...........................         891         393          36
  Accrued liabilities ..............................     212,893     196,482      17,873
            Total  current liabilities .............     365,869     350,344      31,868
LONG-TERM DEBT .....................................   5,776,587   5,713,370     519,704
LONG-TERM RELATED PARTIES ..........................   1,946,282   2,478,949     225,492
            Total long term liabilities ............   7,722,869   8,192,319     745,197
            Total  liabilities .....................   8,088,738   8,542,663     777,065
STOCKHOLDERS' EQUITY:
            Total stockholders' equity .............   4,799,993   4,953,214     450,558
            Total liabilities and stockholders' equi$ 12,888,731$ 13,495,877   1,227,623

              Exchange rate: $ 10.9935

CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2006
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Sep   Acum. Sep
                                                                     2005        2006      US$ 2006

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    183,567$    -58,850US    -5,353
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................      10,534           0           0
       Loss in subsidiaries ....................................     905,716     106,340       9,673
       Deferred income taxes ...................................     324,867      25,775       2,345
       Other....................................................           0           0           0
       Total items which do not require cash....................   1,241,117     132,115      12,018
  Net resources generated from income ..........................   1,424,684      73,265       6,664
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................       4,399        -932         -85
    Decrease (Increase) in current assets ......................      36,962      21,718       1,976
    Decrease (increase) in account receivables, net ............     -53,621    -127,860     -11,631
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................       4,609     -16,883      -1,536
  Resources generated by operating activities ..................   1,417,033     -50,692      -4,611
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............  -4,174,575    -240,227     -21,852
       Increase (Decrease) in capital ..........................     297,879           0           0
       Gain on shares acquisition ..............................   3,046,878           0           0
  Net resources generated from financing activities ............    -829,818    -240,227     -21,852
INVESTMENT ACTIVITIES:
       Acquisition and sale of property, plant and equipment....     405,899           0           0
       Investment in subsidiaries ..............................    -702,088       3,945         359
  Net resources applied to investing activities ................    -296,189       3,945         359
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     291,026    -286,974     -26,104
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............       7,408     298,434      27,146
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    298,434$     11,460US     1,042


* The exchange rate of 10.9935 was used for translation purposes.

CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2006
                                           Thousands of Pesos                 Thousands of Dollars
                                              3Q          3Q                      3Q          3Q
                                             2005        2006        Var         2005        2006        Var

Gain (Loss) in subsidiaries .............$   232,493$    187,318        -19%      20,738      17,038        -18%

Selling and Administrative expenses .....      2,679       2,657         -1%         239         242          1%
     Operating income ...................    229,814     184,661        -20%      20,499      16,796        -18%
FINANCIAL EXPENSE:
Interest expense ........................    202,943     186,972         -8%      18,068      17,008         -6%
Interest income .........................   -303,468    -211,595        -30%     -27,018     -19,247        -29%
Exchange (gain) loss, net ...............     -1,502        -728        -52%        -134         -67        -50%
Gain on monetary position ...............     21,013      23,166         10%       1,871       2,107         13%
  Total financial expense ...............    -81,014      -2,185        -97%      -7,213        -199        -97%
OTHER INCOME (EXPENSES):
Other income (expense), net .............     36,089      -3,112     N/A           3,213        -283     N/A
  Total other income (expense) ..........     36,089      -3,112     N/A           3,213        -283     N/A
  Income (loss) before income and asset t    346,917     183,734        -47%      30,925      16,712        -46%
Provision for deferred income taxes .....    212,816       2,179        -99%      18,947         198        -99%
Net income ..............................$   134,101$    181,555         35%      11,978      16,514         38%

CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2005        2006        Var         2005        2006        Var

Gain (Loss) in subsidiaries .............$ -1,009,10$   -106,340        -89%     -85,448      -9,068        -89%

Selling and Administrative expenses .....      6,217       5,882         -5%         547         528         -3%
     Operating income ...................  -1,015,31    -112,222        -89%     -85,995      -9,596        -89%
FINANCIAL EXPENSE:
Interest expense ........................    451,131     554,233         23%      39,583      49,585         25%
Interest income .........................  -1,870,183   -617,616        -67%    -161,362     -55,254        -66%
Exchange (gain) loss, net ...............    -23,367         420     N/A          -2,059          35     N/A
Gain on monetary position ...............     -3,867      30,750     N/A            -232       2,802     N/A
  Total financial expense ...............  -1,446,28     -32,213        -98%    -124,070      -2,832        -98%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -78,439      46,934     N/A          -6,680       4,255     N/A
  Total other income (expense) ..........    -78,439      46,934     N/A          -6,680       4,255     N/A
  Income (loss) before income and asset t    352,530     -33,075     N/A          31,395      -2,509     N/A
Provision for deferred income taxes .....    274,025      25,775        -91%      24,088       2,327        -90%
Net income ..............................$    78,505$    -58,850     N/A           7,307      -4,836     N/A


CORPORACION DURANGO, S.A. DE C.V.
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:

FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
FOLLOWED BY THE COMPANY IN THE PREPARATION OF THE
UNCONSOLIDATED FINANCIAL STATEMENTS.

1.1 BASIS OF PRESENTATION:
THE UNCONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED
IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES IN MEXICO (MEXICAN GAAP) ISSUED BY THE MEXICAN
INSTITUTE OF PUBLIC ACCOUNTANTS (MIPA).

AS OF JUNE 1, 2004, THE MEXICAN BOARD FOR RESEARCH AND
DEVELOPMENT OF FINANCIAL REPORTING STANDARDS, OR CINIF,
ASSUMED THE RESPONSIBILITY OF ESTABLISHING MEXICAN
ACCOUNTING AND REPORTING STANDARDS. AS PART OF ITS
RESPONSIBILITY, AND AFTER DUE EXPOSURE IN 2004 AND
2005, THE CINIF ISSUED SEVERAL FINANCIAL REPORTING
STANDARDS (NORMAS DE INFORMACION FINANCIERA, OR NIFS)
THAT BECAME EFFECTIVE ON JANUARY 1, 2006.

THE PRINCIPAL OBJECTIVE OF THE CINIF IN ISSUING THE NIFS
IS TO ACHIEVE GREATER CONCURRENCE BETWEEN MEXICAN GAAP
AND INTERNATIONAL FINANCIAL REPORTING  STANDARDS (IFRSS).

THE STRUCTURE OF THE NIFS IS AS FOLLOWS:

- NEW BULLETINS AND INTERPRETATIONS TO THE BULLETINS
ISSUED BY CINIF.
- EXISTING BULLETINS ISSUED BY THE ACCOUNTING
PRINCIPLES BOARD OF THE MEXICAN  INSTITUTE OF PUBLIC
ACCOUNTANTS THAT HAVE NOT BEEN AMENDED, REPLACED OR
REPEALED BY THE NEW NIFS.
- IFRSS THAT ARE SUPPLEMENTARY GUIDANCE TO BE USED
WHEN MEXICAN GAAP DOES NOT PROVIDE PRIMARY GUIDANCE.

THE CIRCULARS ISSUED BY THE ACCOUNTING PRINCIPLES
BOARD WILL CONTINUE TO HAVE THE STATUS OF
RECOMMENDATIONS AND WILL BE PART OF THE NIFS UNTIL
SUCH TIME AS THEY ARE REPLACED OR REPEALED BY NIFS.

THE NIFS ISSUED TO DATE ARE NOT EXPECTED TO HAVE A
SIGNIFICANT EFFECT ON FINANCIAL INFORMATION
REPORTING. THEY ARE THE FOLLOWING:

NIF A-1 "FINANCIAL INFORMATION STANDARDS STRUCTURE".
NIF A-2 "BASIC PRINCIPLES".
NIF A-3 "USERS REQUIREMENTS AND FINANCIAL
STATEMENTS OBJECTIVES".
NIF A-4 "FINANCIAL STATEMENTS QUALITATIVE
CHARACTERISTICS".
NIF A-5 "FINANCIAL STATEMENTS BASIC ELEMENTS".
NIF A-6 "RECOGNITION AND VALUATION".
NIF A-7 "PRESENTATION AND DISCLOSURE".
NIF A-8 "SUPPLEMENTARY STANDARDS TO MEXICAN GAAP".
NIF B-1 "ACCOUNTING CHANGES AND ERROR CORRECTIONS".

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL
STATEMENTS:
THE UNCONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN
PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND
REFLECT THE PURCHASING POWER OF THE MEXICAN PESO
AS OF THE MOST RECENT REPORTING DATE. FOR
COMPARISON PURPOSES, UNCONSOLIDATED FINANCIAL
STATEMENTS OF PRIOR YEARS HAVE ALSO BEEN RESTATED
TO REFLECT IDENTICAL PURCHASING POWER, USING
FACTORS DERIVED FROM CHANGES IN THE NATIONAL
CONSUMER PRODUCTS INDEX (NCPI) ISSUED BY BANCO
DE MEXICO.

1.3 INVESTMENTS IN SUBSIDIARIES:
INVESTMENTS IN AFFILIATED AND ASSOCIATED COMPANIES
STOCKS ARE VALUED BY THE PARTICIPATION METHOD. THE
ACQUISITION COST OF THE STOCKS IS MODIFIED BY THE
PROPORTIONAL PART OF THE CHANGES IN THE CAPITAL
STOCK OF AFFILIATED AND ASSOCIATED COMPANIES
AFTER THE ACQUISITION DATE. PARTICIPATION OF THE
COMPANY IN THE AFFILIATED AND ASSOCIATED
COMPANIES' INCOME IS PRESENTED SEPARATELY IN THE
STATEMENTS OF OPERATIONS.

1.4 FINANCIAL INSTRUMENTS:
FINANCIAL INSTRUMENTS HELD FOR TRADING OR AVAILABLE
FOR SALE ARE VALUED AT FAIR VALUE (WHICH IS SIMILAR
TO MARKET VALUE) WITH GAINS OR LOSSES RECOGNIZED IN
THE STATEMENT OF OPERATIONS.  FAIR VALUE IS THE
AMOUNT FOR WHICH A FINANCIAL ASSET CAN BE EXCHANGED
OR A FINANCIAL LIABILITY CAN BE PAID IN AN
ARM'S-LENGTH TRANSACTION BETWEEN INTERESTED AND
WILLING PARTIES.

1.5 RIGHTS AND LIABILITIES VALUATION IN FOREIGN
CURRENCY:
FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE
APPLICABLE EXCHANGE RATE IN EFFECT AT THE
TRANSACTION DATE. MONETARY ASSETS AND LIABILITIES
DENOMINATED IN FOREIGN CURRENCY ARE TRANSLATED
INTO MEXICAN PESOS AT THE APPLICABLE EXCHANGE
RATE IN EFFECT AT THE BALANCE SHEET DATE.
DIFFERENCES DUE TO EXCHANGE RATE FLUCTUATIONS
FROM TRANSACTIONS AND PAYMENT DATES OR
VALUATIONS AS OF THE MOST RECENT BALANCE SHEET
DATE ARE RECOGNIZED IN INCOME. EXCHANGE RATE
AS OF SEPTEMBER 30st, 2006 WAS $10.9935.

STOCK INVESTMENT:

THE INVESTMENT IN SUBSIDIARIES' STOCK IS PRESENTED
VALUED UNDER THE EQUITY METHOD, TO FULFILL THE
LEGAL DISPOSITIONS REQUIRING THE PRESENTATION OF
"CODUSA'S" FINANCIAL STATEMENTS AS A LEGAL ENTITY.
MOST SIGNIFICANT SUBSIDIARIES ARE AS FOLLOWS:

    GROUP (OR COMPANY)           OWNERSHIP PERCENTAGE           ACTIVITY
ADMINISTRACION CORPORATIVA DE          100%            ADMINISTRATIVE SERVICES
DURANGO, S.A. DE C.V.
COMPANIA FORESTAL DE DURANGO,          100%            ADMINISTRATIVE SERVICES
S.A. DE C.V.
COMPANIA PAPELERA DE ATENQUIQUE,        98%            MANUFACTURING OF PAPER FOR
S.A. DE C.V.                                           CORRUGATED BOXES
DURANGO INTERNACIONAL, S.A. DE C.V.    100%            ADVISORY, ADMINISTRATIVE
                                                       AND ORGANIZATION SERVICES
DURANGO INTERNATIONAL, INC.            100%            MANUFACTURING OF PAPER FOR
                                                       CORRUGATED BOXES AND
                                                       CORRUGATED BOXES
EMPAQUES DE CARTON TITAN,              100%            MANUFACTURING OF CORRUGATED
S.A. DE C.V.                                           BOXES AND MULTI-WALL SACKS
GRUPO PIPSAMEX, S.A. DE C.V.           100%            MANUFACTURING OF NEWSPRINT
                                                       AND BOND PAPER
INDUSTRIAS CENTAURO, S.A. DE C.V.       99%            MANUFACTURING OF PAPER FOR
                                                       CORRUGATED BOXES
PONDEROSA INDUSTRIAL DE MEXICO,        100%            MANUFACTURING OF PLYWOOD
S.A. DE C.V.
PORTEADORES DE DURANGO, S.A. DE        100%            HAULING FREIGHT
C.V.


STOCKHOLDERS' EQUITY:

CAPITAL STOCK, STOCK SALE PREMIUM, STATUTORY LEGAL
RESERVE AND RETAINED EARNINGS, INCLUDE THE
RESTATED EFFECT, ACCORDING WITH THE NATIONAL
CONSUMER PRICE INDEX (NCPI) FROM THE DATE THE
CAPITAL WAS CONTRIBUTED AND FROM THE YEAR THE
RESULTS AND PREMIUMS WERE DETERMINED RESPECTIVELY.
THE RESTATED AMOUNTS REPRESENT THE REQUIRED AMOUNT
TO MAINTAIN THE CONTRIBUTIONS AND ACCUMULATED
RESULTS IN CONSTANT PESOS AS OF SEPTEMBER 30st,
2006.

FIXED AND VARIABLE EQUITY COMPONENTS:

                          AMOUNT           NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                         --------          -----------
                        1,660,947          110,641,111


DEFERRED TAXES:

AS OF JANUARY 1st.,2000, WITH THE ISSUANCE OF
BULLETIN D-4 ("DEFERRED TAXES" THE COMPANY RECOGNIZED
TO THAT DATE (JANUARY 1st.,2000) THE INITIAL EFFECT
OF DEFERRED TAXES DERIVED FROM TEMPORARY DIFFERENCES
AS A GAIN OR A LOSS,IN SUBSECUENT PERIODS THE COMPANY
IS IN COMPLIANCE WITH THE BULLETIN.
IN ORDER TO RECOGNIZE THE DEFERRED INCOME TAX, THE
HOLDING COMPANY AND ITS SUBSIDIARIES USE THE INTEGRAL
ASSETS AND LIABILITIES METHOD, WHICH CALCULATES SUCH
TAX, USING THE APPLICABLE STATUTORY TAX RATE TO THE
TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX VALUES OF
THE ASSETS AND LIABILITIES AS OF THE END OF THE
PERIOD.

INTERNAL CONTROL:

THE COMPANY HAS STARTED IMPLEMENTATION OF THE
SARBANES OXLEY ACT WITH ADVISE FROM EXPERT
ADVISORS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  November 17, 2006		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer